Mail Stop 6010

December 15, 2006

Jacqualyn A. Fouse
Chief Financial Officer
Alcon, Inc.
Bosch 69
P.O. Box 62
Hunenberg, Switzerland

Re: **Alcon, Inc.**
Form 20-F for the year ended December 31, 2005
Filed March 15, 2006
File No. 001-31269

Dear Ms. Fouse:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant